3939 W. Highland Blvd. Milwaukee, WI 53208

April 6, 2023

VIA EDGAR

Ms. Heather Clark

Ms. Claire Erlanger

Division of Corporation Finance, Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Molson Coors Beverage Company

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 21, 2023

File No. 001-14829

Dear Mss. Clark and Erlanger:

On behalf of Molson Coors Beverage Company (the “Company”), the Company acknowledges receipt of the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 24, 2023 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on February 21, 2023 (the “2022 Annual Report on Form 10-K”). The Company submits this letter in response to the comment received from the Staff. For ease of reference, the Company has set forth the Staff’s comment included in the Comment Letter in italics and the Company’s response below.

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations, page 41

1.	We note from your disclosure in the Results of Operations section that you discuss the changes in your revenues on a net sales per hectoliter by financial volume in local currency basis. We further note that the percentages of changes discussed do not always provide clear data to investors in relation to the financial statements. In this regard, you state on page 41 that net sales increased 9.3% on a per hectoliter, financial volume, local currency basis for the year ended December 31, 2022 compared to the year ended December 31, 2021, however, the tables above reflect a total 4.1% change in net sales. Please note that per Item 303(a) of Regulation S-K, “the discussion and analysis must be of the financial statements and other statistical data that the registrant believes will enhance a reader’s understanding of the registrant’s financial condition, cash flows and other changes in financial condition and results of operations.” Therefore, while the discussion of changes in net sales per hectoliter by financial volume on a local currency basis may provide meaningful information that will enhance a reader’s understanding of your results of operations under Item 303(b)(2)(iii), the discussion should be expanded to include a discussion of the actual results of operations as in your financial statements. Please revise to clearly discuss how this change in net sales per hectoliter by financial volume in local currency basis, contributes to the total change in net sales, and also discuss how other factors, including those that may offset the change in financial volume, contributed to the change in net sales. Also, revise to describe how the percentage change in net sales per hectoliter by financial volume in local currency basis is determined or calculated.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that in future filings with the Commission the Company will focus its discussion of net sales as in the Company’s financial statements. The Company respectfully advises the Staff that it will continue to include the table that summarizes the period over period change in net sales due to the impacts of financial volume, price and sales mix, and currency, as disclosed on page 41 of the 2022 Annual Report on Form 10-K, and will narratively discuss the drivers of such changes. In addition, in future filings with the Commission, the Company will present net sales per hectoliter on a financial volume basis in the Company’s reported currency and will quantify the impact of foreign currencies as a driver of the period over period change in the metric. To allow the reader to better understand the metric and how it relates to the Company’s financial statements, the Company will also (i) describe how the metric is calculated, (ii) indicate why the metric provides useful information to investors and (iii) indicate how management uses the metric in managing or monitoring the performance of the business, in each case, in the “Volume” subsection of Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed on page 41 of the 2022 Annual Report on Form 10-K.

The Company intends to continue to discuss the impacts of foreign currency on net sales within the “Foreign currency impact on results” subsection of Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed on page 41 of the 2022 Annual Report on Form 10-K and will add a description of how such currency impacts are calculated.

Set forth below is proposed disclosure for the Company’s consolidated results of operations utilizing the 2022 Annual Report on Form 10-K, for illustrative purposes. The discussion of results of operations for each segment will also be updated consistent with the illustrative disclosure below.

Updated Illustrative Disclosure:

Volume

Financial volume represents owned or actively managed brands sold to unrelated external customers within our geographic markets (net of returns and allowances), as well as contract brewing, wholesale/factored non-owned volume and company-owned distribution volume. This metric is presented on an STW basis to reflect the sales from our operations to our direct customers, generally distributors. We believe this metric is important and useful for investors and management because it gives an indication of the amount of beer and adjacent products that we have produced and shipped to customers. This metric excludes royalty volume, which consists of our brands produced and sold under various license and contract brewing agreements. Factored volume in our EMEA&APAC segment is the distribution of beer, wine, spirits and other products owned and produced by other companies to the on-premise channel, which is a common arrangement in the U.K.

We also utilize net sales per hectoliter and cost of goods sold per hectoliter on a financial volume basis, as well as the year over year changes in such metrics, as key metrics for analyzing our results. These metrics are calculated as net sales and cost of goods sold, respectively, per our consolidated statement of operations divided by financial volume for the respective period. We believe these metrics are important and useful for investors and management because it provides an indication of the trends in pricing and sales mix on our net sales and the trends of sales mix and other cost impacts such as inflation on our cost of goods sold.

As part of the revitalization plan strategy to grow our above premium portfolio and expand beyond the beer aisle, in late 2021 we de-prioritized and rationalized certain non-core SKUs, predominantly in the economy segment. This strategy was intended to drive sustainable net sales growth and earnings growth, despite potential volume declines due to the rationalization of certain SKUs and as the portfolio mix shifted toward a higher composition of above premium products.

Net sales

The following table highlights the drivers of the change in net sales and net sales per hectoliter ("hL") for the year ended December 31, 2022 versus December 31, 2021 (in percentages).

	Financial Volume	Price and Sales Mix	Currency	Total
Consolidated net sales	(2.1)%	9.1%	(2.9)%	4.1%
Consolidated net sales per hL	N/A	9.3%	(3.0)%	6.3%

Net sales increased 4.1% for the year ended December 31, 2022 compared to the prior year mainly driven by price and sales mix offset by a decline in financial volume.

Financial volumes declined 2.1% for the year ended December 31, 2022 compared to prior year, primarily due to industry softness in the Americas, cycling the rebuild of U.S. distributor inventory levels in the prior year, and the impacts of the Québec labor strike, partially offset by growth in Western Europe due to less onerous coronavirus pandemic restrictions.

Price and sales mix favorably impacted net sales by 9.1% due to both positive net pricing and favorable sales mix driven by portfolio premiumization and favorable channel mix. Net sales per hectoliter on a financial volume basis increased 6.3% for the year ended December 31, 2022 and 9.3% excluding currency impacts due to the favorable impacts of pricing and sales mix.

A discussion of currency impacts on net sales is included in the "Foreign currency impact on results" section above.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 414-931-2000. Thank you again for your time and consideration.

Respectfully submitted,

MOLSON COORS BEVERAGE COMPANY

By:	/s/ Tracey Joubert
Name:	Tracey Joubert
Title:	Chief Financial Officer